UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RoomLinX, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

776382 20 2
(CUSIP Number)

Matthew Hulsizer 141 W. Jackson, #500 Chicago, IL (312) 362-2401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	SCHEDULE 13D	Page 2 of 10
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Matthew Hulsizer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 151,858,065*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 151,858,065*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,702,151/*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%*
14.	TYPE OF REPORTING PERSON IN
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 3 of 10
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jennifer Just
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 151,858,065*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 151,858,065*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,702,151*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%*
14.	TYPE OF REPORTING PERSON IN
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 4 of 10
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hulsizer Descendant Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,844,086*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,844,086*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,702,151*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%*
14.	TYPE OF REPORTING PERSON OO
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 5 of 10
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Just Descendant Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,844,086*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,844,086*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,702,151*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%*
14.	TYPE OF REPORTING PERSON OO
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 6 of 10
CUSIP NO. 776382 20 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cenfin LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,600,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,600,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,702,151*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%*
14.	TYPE OF REPORTING PERSON OO
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Schedule”) is being filed jointly by (collectively, the “Filing Parties”) Matthew Hulsizer, Jennifer Just, Hulsizer Descendant Trust, Just Descendant Trust and Cenfin LLC, a Delaware limited liability company (“Cenfin”). This Schedule is being filed for the purpose of reporting the exercise of Cenfin LLC of warrants to acquire shares of Common Stock.

Except as amended hereby, the original Schedule 13D filed by the Filing Parties on August 12, 2008 (the “Original 13D”), remains in full force and effect and shall be read together with this Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item No. 2 is supplemented and amended as follows:

Cenfin is a Delaware limited liability company and its principal business is providing commercial loans for investment purposes and its principal place of business is located at 141 W. Jackson Blvd., Suite 500, Chicago, IL 60604. During the last five years, Cenfin (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, Cenfin was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item No. 3 is supplemented and amended as follows:

On March 10, 2009, upon the filing of a Certificate of Amendment to the Issuer’s Articles of Incorporation increasing the number of authorized shares of the Company’s Common Stock from 245,000,000 to 1,500,000,000 and pursuant to the terms of the Purchase Agreement, (i) each share of Series C Stock was converted into 100,000 shares of Common Stock, (ii) the Series C-1 Warrants were no longer exercisable for Series C Stock but instead became exercisable for 100,000 shares of Common Stock in place of each share of Series C Stock for which it was previously exercisable, the initial exercise price being $0.04 per share of Common Stock, and (iii) the Series C-2 Warrants were no longer exercisable for Series C Stock but instead became exercisable for 100,000 shares of Common Stock in place of each share of Series C Stock for which it was previously exercisable, the initial exercise price being $0.06 per share of Common Stock.

On April 2, 2009, the Issuer issued to the Reporting Persons (other than Cenfin) an aggregate of 6,102,151 shares of Common Stock with a fair value of $91,532 for the payment of previously accrued dividends on Series C Stock.

On April 27, 2010, Cenfin exercised warrants to acquire 11,600,000 shares of Common Stock for $0.02 per share, or an aggregate exercise price of $232,000.  Cenfin is owned by Matthew Hulsizer and Jenny Just and the funds used by Cenfin were contributed to Cenfin by Matthew Hulsizer and Jennifer out of their personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item No. 4 is supplemented and amended as follows:

On April 27, 2010, Cenfin acquired 11,600,000 shares of Common Stock for investment purposes upon the exercise of warrants that were issued to Cenfin in connection with Cenfin providing the Issuer with a credit facility.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item No. 5 is amended by replacing it is its entirety with the following:

Matthew Hulsizer beneficially owns 151,858,065 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 97,613,979 shares  are jointly owned with Jennifer Just; (ii) 4,244,086 shares are owned by the Hulsizer Descendant Trust of which Matthew Hulsizer is Trustee; (iii) 11,600,000 shares are owned by Cenfin, of which Matthew Hulsizer and Jennifer Just are the only members, (iv) 36,800,000 shares which may be issued upon the exercise of warrants are jointly owned with Jennifer Just and (v) 1,600,000 shares which may be issued upon the exercise of warrants held by the Hulsizer Descendant Trust of which Matthew Hulsizer is Trustee.  Based on a total of 423,790,259 shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as calculated according to the information provided by the Issuer to the Reporting Persons and further in accordance with the beneficial ownership rules) plus the number of shares of Common Stock issuable upon exercise of warrants owned by Mr. Hulsizer, the shares of Common Stock of the Issuer beneficially owned by Matthew Hulsizer represent approximately 32.9% of the Issuer’s Common Stock.

Jennifer Just beneficially owns 151,858,065 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 97,613,979 shares are jointly owned with Matthew Hulsizer (ii) 4,244,086 shares are owned by the Just Descendant Trust of which Jennifer Just is Trustee; (iii) 11,600,000 shares are owned by Cenfin, of which Matthew Hulsizer and Jennifer Just are the only members, (iv) 36,800,000 shares which may be issued upon the exercise of warrants are jointly owned with Matthew Hulsizer and (v) 1,600,000 shares which may be issued upon the exercise of warrants held by the Just Descendant Trust of which Jennifer Just is Trustee.  Based on a total of 423,790,259 shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as stated above) plus the number of shares of Common Stock issuable upon exercise of warrants owned by Ms. Just, the shares of Common Stock of the Issuer beneficially owned by Jennifer Just represent approximately 32.9% of the Issuer’s Common Stock

The Hulsizer Descendant Trust beneficially owns 5,844,086 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 4,244,086 shares of Common Stock and (ii) 1,600,000 shares of Common Stock issuable upon exercise of warrants.  Based on a total of 423,790,259 shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Hulsizer Descendant Trust represents approximately 1.4% of the Issuer’s Common Stock.

The Just Descendant Trust beneficially owns 5,844,086 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 4,244,086 shares of Common Stock and (ii) 1,600,000 shares of Common Stock issuable upon exercise of warrants.  Based on a total of 423,790,259 shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Just Descendant Trust represents approximately 1.4% of the Issuer’s Common Stock

Cenfin beneficially owns 11,600,000 shares of Common Stock of the Issuer.  Based on a total of 423,790,259 shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as stated above), the shares of Common Stock of the Issuer beneficially owned by Cenfin represents approximately 2.7% of the Issuer’s Common Stock.

As a group, the Reporting Persons beneficially own 157,702,151 shares of Common Stock of the Issuer.  Based on a total of 423,790,259  shares of Common Stock of the Issuer outstanding as of May 5, 2010 (as stated above), the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a group represent approximately 34.1% of the Issuer’s Common Stock.

(b)  Matthew Hulsizer and Jennifer Just have shared voting power and shared dispositive power with respect to 134,413,978 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants jointly owned by them.  The Hulsizer Descendant Trust has shared voting power and shared dispositive power with respect to 5,844,086 shares of Common Stock, including shares of Common

Stock issuable upon exercise of warrants, owned by it, such powers being shared with Matthew Hulsizer as Trustee of the Hulsizer Descendant Trust.   The Just Descendant Trust has shared voting power and shared dispositive power with respect to 5,844,086 shares of Common Stock, including shares of Common Stock issuable upon exercise of warrants, owned by it, such powers being shared with Jennifer Just as Trustee of the Just Descendant.  Cenfin has sole voting and sole dispositive power with respect to 11,600,000 shares of Common Stock.

(c)  Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock of the Issuer other than the acquisition described in Item 3 of this Amendment No. 1 to Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
99.1	Joint Filing Agreement dated as of May 7 2010 among the Reporting Persons
99.2
Form of Warrant issuable to Cenfin LLC (incorporated by reference to Exhibit B to the Revolving Credit, Security and Warrant Purchase Agreement attached as Exhibit 10.1 to the Issuer’s Current Report Form 8-K filed on  June 11, 2009)

99.3
Revolving Credit, Security and Warrant Purchase Agreement, dated June 5, 2009, between Roomlinx, Inc. and Cenfin LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report Form 8-K filed on  June 11, 2009)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 7, 2010

/s/ Matthew Hulsizer
Matthew Hulsizer

/s/ Jennifer Just
Jennifer Just

HULSIZER DESCENDANT TRUST

By:	/s/ Matthew Hulsizer
Matthew Hulsizer, Trustee

JUST DESCENDANT TRUST

By:	/s/ Jennifer Just
Jennifer Just, Trustee

CENFIN LLC

By:	/s/ Matthew Hulsizer
Matthew Hulsizer, Manager